787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 10, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

RE:	Oracle Healthcare Acquisition Corp.

Registration Statement on Form S-4 filed December 6, 2007

File No. 333-147857

Dear Mr. Riedler:

On behalf of Oracle Healthcare Acquisition Corp. (“Oracle”) and Precision Therapeutics, Inc. (“PTI”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which were furnished by your letter dated January 3, 2008 (the “Staff Letter”). In response to the Staff Letter, we are filing, on behalf of Oracle, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today.

To facilitate the Staff’s review, we have set forth below the comments contained in the Staff Letter and, in italics set forth immediately following each comment, our responses thereto. In addition, we have marked Amendment No. 1 submitted herewith against the Registration Statement.

Form S-4

General

1.

Please provide us your analysis as to why the primary issuance of Oracle shares in the Merger to the PTI shareholders is the appropriate registerable event under the Securities Act of 1933. In that regard, we note that PTI is privately held and some or all of its shareholders have entered into a voting trust agreement with Oracle. Furthermore, on page 141 the prospectus indicates that the PTI shareholders have already approved the merger agreement suggesting that the PTI

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Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

shareholders have already made their investment decision. Under that scenario, the appropriate form of registration may be a resale transaction under Rule 415 with the current document limited to a proxy statement for the shareholders of Oracle. We may have further comments after receipt of your legal analysis.

PTI and Oracle acknowledge the Staff’s comment and respectfully submit to the Staff that they believe that the primary issuance of the shares of Oracle common stock to the PTI stockholders in the merger described in the Registration Statement and Amendment No. 1 (the “Merger”) is the appropriate registrable event under the Securities Act of 1933, as amended (the “Act”). In this regard, Oracle and PTI have relied upon the guidelines set forth in proposed Rule 159 under the Act, which was originally proposed in 1998 (the “Old Proposed Rule 159”). Notwithstanding the fact that the Old Proposed Rule 159 was not ultimately adopted, it is Oracle’s and PTI’s understanding that the Old Proposed Rule 159 was intended to be a codification of the Commission’s understanding concerning voting agreements in connection with business combinations. See Securities Act Release 7606A (November 13, 1998). PTI and Oracle believe that the approach taken in the Old Proposed Rule 159 is also consistent with the views of the Staff expressed in the Current Issues and Rulemaking Projects issued by the Division of Corporation Finance of the Commission on November 14, 2000 (the “Current Issues Outline”), which provides in relevant part:

“A related issue arises when a company files a registration statement to register issuances of securities to purchasers who committed to purchase securities from the issuer before the filing of the registration statement on the condition that the securities be registered before issuance. It appears that the purpose of this procedure is to provide the purchasers with registered (rather than restricted) securities. The staff does not believe that this procedure is consistent with the registration provisions of the Securities Act, which cover offers and sales of securities, not issuances. In this situation, it appears that the offers were made and the commitments obtained before filing in reliance upon the Section 4(2) private placement exemption. If so, the registration statement should cover resales by the purchasers, not issuances to the purchasers.

The use of ‘lock-up agreements’ in business combination transactions is common. What is not common or consistent is the extent to which these agreements may be used to lock up target shareholders beyond key executives and ‘blocking’ shareholders of the target. While the signing of a lock-up agreement may constitute the making of an investment decision, the staff, noting the realities of these transactions, traditionally has not raised issues with

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

respect to these agreements in connection with acquisitions of public companies. However, the staff has raised issues concerning recently filed acquisition registration statements where 100% of the target shares are locked up or the “lock-up” group is expanded to include non-traditional “members” such as middle management. [Note that the Commission has proposed to address lock-up agreements and related public and private offerings in Securities Act Release No. 7606A (November 13, 1998).]”

Old Proposed Rule 159

The Old Proposed Rule 159 provides that offers and sales in certain transactions may be registered under Section 5 of the Act, notwithstanding the fact that certain stockholders of the company to be acquired sign agreements with the acquirer to vote in favor of the transaction prior to the filing or effectiveness date of the registration statement, if:

(a) The agreements are limited to executive officers, affiliates and directors of the company to be acquired, the founder(s) of that company and their family members, and holders of 5% or more of the voting equity securities of that company;

(b) The persons signing the agreements own less than 100% of the voting equity securities of the company to be acquired; and

(c) Votes will be solicited from stockholders of the company to be acquired who have not signed the agreements and would be ineligible to purchase under an exemption from registration pursuant to Sections 4(2) or 4(6) of the Act or Rule 506 under Regulation D under the Act (“Regulation D”).

Based on Oracle’s and PTI’s understanding of the Staff’s position with respect to voting agreements in business combinations, Oracle and PTI believe that if what remains to be done (along with what has already been committed to) in the proposed business combination transaction with PTI can be completed under Section 4(2) of the Act, then Oracle should proceed in that manner, but if it cannot, then the Commission will permit Oracle to primarily register all of the shares to be issued to the PTI stockholders under appropriate circumstances. Since the “private” and “public” portions of the offer to the PTI stockholders are part of a single, integrated business combination transaction, an acquirer who has entered into voting agreements with selected stockholders of a target would not otherwise be able to comply with Section 5 of the Act. Oracle and PTI believe that the Old Proposed Rule 159 provides guidance as to the circumstances under which Oracle may enter into voting agreements with selected stockholders of PTI and still comply with Section 5 of the Act through a registration statement that includes all of the shares to be issued in the transaction.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

Voting Agreements and PTI Stockholder Approval

As described in the proxy statement/prospectus on revised page 140, Oracle entered into voting agreements with two stockholders of PTI, Adams Capital Management III, L.P. and TVM V Life Science Ventures GmbH & Co. KG (the “Executing Stockholders”). Under the terms of the voting agreement, the Executing Stockholders agreed to vote their shares of PTI capital stock in favor of the Merger and in favor of the conversion of any and all shares of PTI preferred stock into shares of PTI common stock immediately prior to the Merger. The receipt of these voting agreements by Oracle was a condition to Oracle’s execution of the merger agreement.

The Executing Stockholders should be considered to be insiders of PTI with access to material information concerning PTI’s business and finances that obviates the need for the protection of registration and prospectus disclosures. Adams Capital Management III, L.P. owns approximately 39% of PTI’s common stock on an as-converted basis, and Joel Adams, a member of the general partner of the general partner of Adams Capital Management III, L.P., is a member of PTI’s board of directors. TVM V Life Science Ventures GmbH & Co. KG owns approximately 8% of PTI’s common stock on an as-converted basis and has the right to appoint one non-voting observer to attend meetings of PTI’s board of directors.

Furthermore, consistent with the Old Proposed Rule 159, the Executing Stockholders own less than 100% of each class and series of equity securities of PTI. As described in the proxy statement/prospectus, the Executing Stockholders collectively hold approximately 65% of PTI’s outstanding Series A Preferred Stock, 38% of PTI’s outstanding Series B Preferred Stock, 52% of PTI’s outstanding preferred stock voting together as a class, and approximately 47% of the outstanding PTI common stock, assuming the conversion of preferred stock to common stock.

After the execution of the merger agreement and the voting agreements on December 3, 2007, PTI solicited and obtained written consents approving the merger agreement and the transactions contemplated thereby from the Executing Stockholders and certain key PTI stockholders who had not entered into voting agreements. In addition to the Executing Stockholders, PTI obtained written consents from (i) funds affiliated with Quaker BioVentures, which collectively own approximately 21% of PTI’s common stock on an as-converted basis and whose representative, Richard Kollender, is a member of PTI’s board of directors; (ii) Birchmere Ventures II, L.P., which owns approximately 8% of PTI’s common stock on an as-converted basis and which has the right to appoint a non-voting observer to attend meetings of PTI’s board of directors; (iii) Stephens – Precision Therapeutics, LLC, which owns approximately 5% of PTI’s common stock on an as-converted basis and which has the right to appoint a non-voting observer to attend meetings of PTI’s board of directors; (iv) Draper Triangle Ventures, L.P., which owns approximately 4% of PTI’s common stock on an as-converted basis and which has the right to appoint a non-voting observer to attend meetings of PTI’s board of directors; and (v) Sean C. McDonald, PTI’s president and chief executive officer and a member of PTI’s board of directors, who owns approximately 3% of PTI’s common stock on an as-converted basis. PTI and Oracle believe that each of these consenting stockholders should also be considered to be insiders of PTI with access to material information concerning PTI’s business and finances that obviates the need for the protection of prospectus disclosures prior to their making an investment decision.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

After the execution of the written consents of stockholders described above, PTI had obtained approval of the merger agreement by the holders of approximately 94% of its preferred stock, voting together as a class, and approximately 89% of its common stock on an as-converted basis. These amounts are sufficient to approve the Merger under the Delaware General Corporation Law and pursuant to PTI’s Certificate of Incorporation. The holders of PTI common stock and preferred stock and options and warrants to purchase common stock and preferred stock have not been offered shares of Oracle common stock and will not be offered shares of Oracle common stock except pursuant to the proxy statement/prospectus once the registration statement has been declared effective.

Other PTI Stockholders Who Will be Solicited in the Offer

With respect to the other PTI stockholders, optionholders and warrantholders, Oracle believes that there is a public transaction left to be done. In connection with the proposed Merger, Oracle will make an offer to each PTI stockholder to acquire all of such holder’s shares. Excluding the Executing Stockholders and the other PTI insiders who executed written consents effective as of December 3, 2007, there are approximately 140 additional holders of PTI common stock and/or preferred stock who will be solicited by Oracle in connection with the offer. In addition, as of January 4, 2008, there are approximately 100 additional holders of options to purchase PTI common stock and approximately five holders of warrants to purchase PTI common stock and/or preferred stock who have not entered into voting agreements with Oracle. Some or all of the PTI option and warrant holders may exercise their rights to acquire PTI common stock prior to the consummation of the transaction and participate in the offer together with the holders of PTI common stock and preferred stock.

Many of the PTI stockholders who have not entered into voting agreements or otherwise consented to the Merger acquired their stock of PTI over five years ago, and PTI is currently unable to determine whether these stockholders possess the requisite income or net worth levels or otherwise meet the requirements to be considered “accredited investors” within the meaning of that term in Regulation D. In addition, a majority of the holders of options to purchase PTI common stock are current or former employees of PTI and possess scientific or technical backgrounds with no particular experience or training in business or financial matters. As a result, PTI has no reason to believe that they possess the level of sophistication necessary to meet the exemption provided by Section 4(2) of the Act. Accordingly, Oracle and PTI do not believe that Oracle can offer its shares of common stock to the PTI stockholders, optionholders and warrantholders in compliance with the federal securities laws without registering its shares of common stock on Form S-4.

Conclusion

Based on the analysis above, Oracle and PTI respectfully submit to the Staff that they believe that the shares of Oracle common stock to be issued to the PTI stockholders who have entered into voting agreements with Oracle and who have already consented to the Merger should be included in the Registration Statement along with the other shares to be offered to the remaining stockholders, optionholders and warrantholders of PTI.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

2.	If the result of your analysis is that the registration of the primary issuance of Oracle shares to PTI shareholders at the time of the merger is not appropriate, please consider withdrawing the Oracle registration statement and filing a preliminary proxy statement. In that case, the proxy statement should indicate that the Oracle shares to be received by the PTI shareholders will be restricted until such time as Oracle files a resale registration statement after the consummation of the merger transaction. Alternately, if the registrant determines that the registration of the primary issuance of the shares is appropriate, the S-4 should identify those shareholders of PTI whose Oracle shares will be restricted.

Oracle and PTI respectfully refer the Staff to the response to Comment 1 for their analysis that the registration of the primary issuance of the shares in the Merger on Form S-4 is appropriate. In addition, Oracle and PTI acknowledge the Staff’s comment and respectfully submit to the Staff that they believe no additional identification of any stockholders of PTI is appropriate as they believe that none of the shares of Oracle common stock to be issued in the Merger will be restricted securities within the meaning of such term under the Act. For the reasons set forth in the response to Comment 1, Oracle and PTI believe that all shares to be issued, including shares to be issued to PTI stockholders who executed voting agreements with Oracle prior to or contemporaneously with the execution of the merger agreement, are properly registrable on Form S-4.

3.	Please provide for staff review all materials prepared by the parties financial advisors and provided to either of the respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials, as well as copies of the engagement letters with each of the financial advisors. We may have further comment based on our review of the materials.

Oracle is providing the Staff supplementally with copies of (i) the engagement letter, dated November 29, 2007, between Duff & Phelps, LLC (“D&P”) and Oracle, (ii) the presentation materials provided to Oracle’s Board of Directors by D&P in connection with the delivery of its fairness opinion, dated December 3, 2007, with respect to the Merger, and (iii) summaries of certain of the transaction documents relating to the Merger that were prepared for Oracle’s Board of Directors by our firm for a meeting held on December 3, 2007. In addition, PTI is providing the Staff supplementally with a copy of an analysis of the Merger prepared for PTI’s Board of Directors by Piper Jaffray & Co. (“PJC”). PTI supplementally advises the Staff that PJC has previously acted as an underwriter for its withdrawn initial public offering and that, to date, it has not entered into a formal arrangement with PJC regarding financial advisory services to be provided by PJC to PTI in connection with the proposed Merger.

4.	Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

We confirm Oracle’s and PTI’s understanding that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.

5.	Please file the proxy card in your next amendment.

PTI and Oracle respectfully refer the staff to Exhibit 99.7 to the Registration Statement, which contains the form of proxy card that Oracle intends to use in connection with the special meeting of stockholders at which the Merger will be considered and voted upon by such stockholders.

6.	We note that the documents pertaining to PTI required by Item 601 of Regulation S-K, specifically the licensing agreement between PTI and the University of Pittsburgh has not been filed or incorporated by reference as an exhibit. Please file the agreement as an exhibit to the registration statement.

The license agreement with the University of Pittsburgh has been filed with Amendment No. 1 as Exhibit 10.13 to the Registration Statement, and the exhibit list has been updated accordingly.

7.	Please note that in the event you file a request for confidential treatment, comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning any confidential treatment request filed in connection with the subject registration statement.

Oracle and PTI note the Staff’s comment and respectfully advise the Staff that a request for confidential treatment with respect to the University of Pittsburgh license agreement has been separately filed. The request is substantially identical to, and is intended to supersede, PTI’s request for confidential treatment that was previously filed on November 9, 2007 in connection with PTI’s previously filed registration statement on Form S-1 (File No. 333-145666).

Prospectus Cover Page, Q&A and Summary

8.	The prospectus cover page is very dense and consequently it is difficult to read. Please limit your cover page to the most material information that you should convey to your shareholders. To the extent some of the cover page information appears in the Q&A, the Summary or elsewhere in the forepart of the prospectus, you should consider eliminating or abbreviating similar disclosure on the cover page.

In response to the Staff’s comment, Oracle and PTI have revised the prospectus cover page accordingly.

9.	Also, you repeat a significant amount of detailed information that first appears in the Q&A in the Summary. Please revise the Q&A and/or the Summary to reorganize this information so that it

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

both reads smoothly and you substantially eliminate detailed repetitive disclosures. You should consider limiting the Q&A to procedural matters and the Summary to substantive matters including disclosures related to the terms of the Merger Agreement.

In response to the Staff’s comment, Oracle and PTI have revised the Q&A to focus primarily on procedural matters and the Summary to focus primarily on substantive matters in an effort to eliminate repetitive disclosures.

PTI’s Business Rationale for Merger with Oracle, page 15

10.	If applicable, please expand the discussion to describe PTI's need for financing, when the financing would be needed, and its prior attempts to secure such financing, including the public offering of its securities.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 12.

Prospectus Summary

Terms of the Merger Agreement, page 16

11.	Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement. Please also indicate that this amount will fluctuate based upon the price of your shares.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 13.

12.	Please disclose the fee paid by the parties to their respective financial advisors. If applicable, please discuss the portion of any such fee that is contingent upon completion of the merger.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page 16. PTI respectfully refers the Staff to the response to Comment 3. As noted in that response, PTI has not entered into any formal arrangement with respect to fees payable to a financial advisor in connection with the Merger. If and to the extent that any financial advisory fees shall become payable by PTI in connection with the transaction, the proxy statement/prospectus will be updated accordingly.

Risk Factors - page 34

13.	Please consider adding a risk factor addressing the dilutive effect of the merger consideration including the Top-Up Payment and the contingent payment of 4,250,000 shares.

In response to the Staff’s comment, Oracle and PTI have added a risk factor appearing on pages 33-34.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

Pro Forma Comparative Per Share Information, page 70

14.	Please expand your footnote disclosure to clarify how PTI equivalent pro forma per share amounts are calculated.

In response to the Staff’s comment, Oracle and PTI have added a footnote to the disclosure appearing on page 67.

Background of the Merger, page 88

15.	We note your statement that by entering into the letter of intent on September 8, 2007, Oracle’s deadline to consummate a business combination was extended from September 8, 2007 to March 8, 2007. Please expand the discussion on page 90 to clarify whether and when Oracle would have been required to begin liquidation if a letter of intent had not been entered into by September 8, 2007.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 87.

16.	Please expand the discussion to describe whether and how the material terms of the merger changed during the course of negotiations between September-November 2007.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on pages 87-88.

17.	Please describe why PTI’s board determined to abandon the business combination with Oracle on October 17, 2007.

In response to the Staff’s comment, Oracle and PTI have expanded the disclosure appearing on page 88.

18.	Discuss what, if anything, Oracle did between October 17, 2007 and November 12, 2007, to initiate liquidation procedures or to search for another business combination candidate. Clarify whether, after September 8, 2007, Oracle’s sole alternative to liquidation was a combination with PTI.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 88.

19.	Please expand the discussion relative to the events of November 14, 2007, to clarify what you mean by the term “temporarily delay the initial public offering,” i.e., was there any discussion as to when, specifically, the initial public offering might occur?

In response to the Staff’s comment, Oracle and PTI have expanded the disclosure appearing on page 88.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

20.	We note the reference to the terms of the earn-out and top-up provisions of the merger consideration that were the subject of communications between November 12-22, 2007. Please clarify the extent to which these terms were part of the business combination negotiated prior to October 17, 2007 and, if so, how these terms changed in the interim period.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 89.

Selected Public Companies Analysis, page l00

21.	Please expand the discussion to disclose the criteria used by Duff & Phelps in selecting comparable companies, as well as whether any companies meeting this selection criteria were excluded from the analysis. If companies were excluded, please discuss why they were excluded and how such exclusion affected the analysis. Similar revisions should also be made with respect to the merger and acquisition transaction analysis beginning on page 103.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on pages 98 and 101.

Recommendation of the Oracle Board of Directors, page 115

22.	Please revise the discussion to disclose the vote by which both the board and its independent directors determined that the arrangement is fair to and in the best interest of Oracle and its shareholders.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page 114.

23.	Please revise the discussion to clarify whether the vote that the transaction was fair to and in the best interest of Oracle’s shareholders was separate from the vote to approve the merger. If so, please disclose the result of this vote as well as the vote of the independent directors.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page 114.

Treatment of PTI Restricted Stock and Other Stock Awards, page 119

Treatment of PTI Warrants, page 119

24.	Please tell us whether the assumption of these securities will involve the issuance of a new security by Oracle as well as whether the issuances will be registered under the Securities Act or, if not, your analysis of the claimed exemption from registration.

PTI and Oracle acknowledge the Staff’s comment and respectfully submit to the Staff that, in connection with the Merger, no new securities of Oracle will be exchanged in respect of the outstanding PTI warrants. Instead, upon the closing of the Merger, such warrants will remain outstanding and, in accordance with their respective terms, will represent the right to acquire

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

Oracle common stock in lieu of PTI common stock, as adjusted to reflect the exchange ratio of PTI common stock for Oracle common stock pursuant to the merger agreement. The shares of Oracle common stock that will be issuable upon exercise of the PTI Warrants are being registered pursuant to the Registration Statement (see footnote 1 to the Calculation of Registration Fee on the front cover of the Registration Statement). In addition, PTI and Oracle respectfully submit that the holders of the warrants are not making a separate investment decision with respect to such warrants in connection with the Merger, as the holders are not entitled to vote on the Merger with respect to the shares underlying the warrants. The holders of the PTI warrants do not have the discretion whether to elect to have such warrants become exercisable for Oracle common stock; if the merger is consummated, all warrants will remain outstanding but will automatically become exercisable for shares of Oracle common stock in accordance with their current terms.

The Voting Agreement, page 141

25.	The registrant should identify the shareholders who entered into this agreement.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 140.

The Authorized Shares Proposal, page 143-144

26.	Please expand the disclosure to disclose:

a.	the number of shares of Oracle that are currently issued,

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 142.

b.	the number of shares of Oracle that will be issued after the merger,

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 142.

c.	the number of shares of Oracle that will be reserved for issuance after the merger under the terms of the Merger Agreement and all outstanding options, warrants and convertibles.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 142.

For purposes of estimating the number of shares that will be issued and reserved after the merger please use the latest market price of Oracle common stock and disclose the price you are using in the text.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

The Equity Incentive Plan Proposal, pages 148-155

27.	Please disclose the amounts and forms of equity compensation the registrant intends to grant if the proposal is approved and to whom these forms and amounts of compensation are to be granted. If the registrant has no current intention of granting any equity compensation, please provide appropriate disclosure. Consider whether you should disclose any intended awards as benefits to persons associated with Oracle and PTI as a result of the Merger which diverge from those of the other shareholders of Oracle.

In response to the Staff’s comment, Oracle and PTI have expanded the disclosure appearing on page 154 to clarify that no equity compensation is currently intended to be granted in connection with the Merger proposal or otherwise in the event that the equity incentive plan proposal is approved by Oracle’s stockholders. PTI supplementally advises the Staff that it may, however, in the ordinary course of business, grant options to its employees consistent with past practice. At this time, it is expected that such grants, if any, would be made from PTI’s existing 2000 Stock Plan, but if the Merger and equity incentive plan proposals are approved by Oracle’s stockholders, any such grants made after the effective time of the Merger would be made out of the 2008 Equity Incentive Plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PTI

Critical Accounting Policies and Significant Estimates - Stock-based Compensation, page 165

28.	Based on your disclosure it appears that independent valuations performed in 2006 and 2007 were used in determining the fair value of your common stock. Please identify the independent valuation consultant(s) that prepared the valuations and file their consent(s) in the registration statement.

PTI respectfully advises the Staff that, while PTI engaged an independent valuation consultant to assist it in performing retrospective and contemporaneous valuations of its common stock, PTI’s Board of Directors did not exclusively rely on such valuations and made independent determinations of the fair value of PTI’s common stock based on other factors in addition to such valuations. As a result, PTI does not believe that it is appropriate to name such consultant or refer to such consultant in the “Experts” section of the proxy statement/prospectus. PTI also respectfully submits to the Staff that the disclosure contained in the proxy statement/prospectus does not reference the independent valuation consultant.

29.	Please disclose the following information:

•	The range of revenue market multiples of comparable companies and the revenue market multiple that PTI selected to determine your terminal value.

In response to the Staff’s comment, PTI has expanded the disclosure appearing on page 169 to disclose the range of multiples of comparable companies that were evaluated. PTI supplementally advises the Staff that in the “remains private” scenario, PTI determined its

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

terminal value using only a multiple, or ratio, of enterprise values (calculated based on publicly traded company stock prices) of comparable companies to the forward-looking revenues of those companies. PTI did not use any other “revenue market multiple” in its valuation techniques.

PTI respectfully advises the Staff that it does not believe that the actual enterprise value-to-revenue multiple used by PTI at each valuation date would be as meaningful to prospective investors as information concerning how the selected multiple compares with that of peer companies. PTI believes that disclosure of the exact multiple could be competitively harmful inasmuch as it could provide competitors with information concerning PTI’s internal revenue projections.

•	The range of enterprise value to revenue multiples of comparable companies and the enterprise value to revenue multiple that PTI selected to determine your valuation.

In response to the Staff’s comment, PTI respectfully refers the Staff to the immediately preceding response to this Comment 29.

•

PTI assumed a 35% discount for lack of marketability in the remains private scenario because there are significant restrictions on the transfer of their common stock. Please discuss the significant restrictions on the transfer of their common stock and disclose how they determined that the 35% discount for lack of liquidity is appropriate.

In response to the Staff’s comment, Oracle and PTI have expanded the disclosure appearing on page 169 to discuss the restrictions on transfer of PTI’s common stock set forth in the stockholders agreement. In addition, Oracle and PTI supplementally advise the Staff that the 35% discount for PTI’s lack of liquidity was determined based on both qualitative and quantitative factors. Since qualitative factors were utilized, there is no specific calculation or algorithm that will allow PTI to “quantify” that its determination of a 35% discount for lack of marketability is appropriate. However, one of the quantitative factors PTI did consider was the use of a “put option” model which inherently includes such relevant factors as the risk or volatility of PTI’s common stock and the estimated time to liquidity (by definition a long time period under the “remains private” scenario). Assuming the stock price and exercise price of this hypothetical put option are equal and assuming a term of 10 years, a risk-free interest rate of 5% and a volatility of 65%, the cost of this theoretical hedge against a decline in the stock price, which PTI believes is the most significant risk associated with illiquidity, would be 37.6% of the common stock price, implying a discount for lack of liquidity of 37.6%, which approximates the 35% discount for lack of liquidity utilized in the “remains private” scenario. Oracle and PTI respectfully submit that they believe that the foregoing quantitative analysis would not be useful to investors and, accordingly, Oracle and PTI have not included this information in the proxy statement/prospectus.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

University of Pittsburgh License Agreement, page 196

30.	We note you have not disclosed the specific terms pertaining to fees and royalties. Please tell us why you determined this information is not material. We may have additional comments.

Oracle and PTI supplementally advise the Staff that they do not believe that the specific fee and royalty terms under the agreement are material to potential investors. In this regard, Oracle and PTI direct the Staff to its request for confidential treatment for a further analysis of the same.

Liquidation if No Business Combination, page 204

31.	Please expand the discussion to state whether the deadline can be extended beyond March 8, 2008, and, if so, under what circumstances.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 204.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oracle

Overview, page 208

32.	Please expand your disclosure to clarify which party terminated the letter of intent and the reason for the termination. Clarify the facts and circumstances as to why the negotiations with PTI recommenced.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 208.

Results of Operations and Known Trends or Future Events, page 208

33.	Please revise your disclosure to discuss your results of operations for the year ended December 31, 2006 and the period from September 1, 2005, date of inception, to December 31, 2005.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page 209. Oracle respectfully submits to the Staff that Oracle, because it is a special purpose acquisition company and has not yet completed any acquisitions, it has no operations and has not generated any revenue. The revised disclosure in Amendment No. 1 relating to Oracle’s results of operations for the year ended December 31, 2006 and the period from September 1, 2005 to December 31, 2005 is substantially similar to the corresponding disclosure contained the Form 10-K/A that Oracle filed with the Commission on December 4, 2007.

Critical Accounting Policies and Accounting Estimates, page 211

34.

Your discussion of the variability associated with your valuation of derivative liabilities and your calculation of income tax liability could be improved. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For your critical accounting estimates please describe the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on pages 211-212.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

35.	Please disclose or cross-reference to disclosure that describes how the actual exchange ratio will be calculated.

In response to the Staff’s comment, Oracle and PTI have revised the disclosure appearing on page 221 and have also added a cross-reference to disclosure that describes how the actual exchange ratio will be calculated.

Note 4: Pro Forma Net Income (Loss) Per Share, page 222

36.	Please expand the footnotes to clarify why the Oracle weighted number of shares outstanding excludes 2,999,999 shares assumed converted.

In response to the Staff’s comment, Oracle and PTI have revised the footnote disclosure appearing on pages 224 and 225.

PTI Executive Compensation, pages 237-250

37.	The staff notes that subsequent to the filing of the S-4, PTI’s fiscal year ended. Accordingly, please update PTI’s executive compensation information to include the year ended December 31, 2007. The summary compensation table should include fiscal 2006 as well as fiscal 2007 information.

In response to the Staff’s comment, PTI has revised the executive compensation disclosure appearing on pages 239-253.

Oracle Healthcare Acquisition Corp. Financial Statements

Notes to Financial Statements, page F-29

38.	Please expand your disclosure to address the following:

•	Clarify the nature of the shares subject to possible conversion and how the number of shares was calculated.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 10, 2008

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page F-33.

•	Disclose how the conversion value and interest income attributable to these shares was calculated.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page F-33.

•

Clarify your basis for the balance sheet classification of the conversion value amount less interest income and your presentation of net income allocable to common shareholders not subject to possible conversion and related per share amounts. Please disclose the authoritative accounting literature that supports your presentations.

In response to the Staff’s comment, Oracle has revised the disclosure appearing on page F-33.

Exhibits

39.	Please incorporate by reference the Voting Trust Agreement that Oracle and certain shareholders of PTI entered into simultaneously to the execution of the Merger Agreement. This agreement was originally filed with the registrant’s 8-K dated December 3, 2007.

The voting agreement that Oracle and certain shareholders of PTI entered into simultaneously with the merger agreement has been filed with Amendment No. 1 as Exhibit 9.1 to the Registration Statement, and the exhibit list has been updated accordingly.

* * * * *

Your prompt attention to Amendment No. 1 and the responses herein would be greatly appreciated. Oracle and PTI would like to be in a position to disseminate the prospectus/proxy statement relating to the Merger, and to conduct the related meeting of Oracle’s stockholders, as soon as reasonably practicable.

Please direct any questions or comments regarding this filing to the undersigned at 212-728-8647 or to William H. Gump of this office at 212-728-8285.

Very truly yours,

/s/ A. Mark Getachew
A. Mark Getachew

Attachments

cc:	Oracle Healthcare Acquisition Corp.

Precision Therapeutics, Inc.

William H. Gump, Esq.

Darren K. DeStefano, Esq.